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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  FORM 8-A12B/A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                          OUTBOARD MARINE CORPORATION
              (Exact Name of Registrant as Specified in Charter)

                 Delaware                           36-1589715

  (State of Incorporation or Organization)  (IRS Employer Identification no.)



           One Hundred Sea Horse Drive, Waukegan, Illinois   60085
            (Address of Principal Executive Offices)    (Zip Code)


    If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box.

    If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box.

Securities to be registered pursuant to Section 12(b) of the Act:

                                         Name of Each Exchange on Which Each
Title of Each Class to be so Registered  Class isto be Registered
---------------------------------------  ----------------------------------
Preferred Stock Purchase Rights          New York Stock Exchange
                                         Chicago Stock Exchange


       Securities to be registered pursuant to Section 12(g) of the Act:
                                     None
                               (Title of class)


Item 1.  Description of Registrant's Securities to be Registered

    On July 8, 1997, the Board of Directors of Outboard Marine Corporation (the "Company") approved Amendment No. 1 (the "Amendment") to the Rights Agreement, dated as of April 24, 1996 (the "Rights Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent"). In connection with the Agreement and Plan of Merger between the Company, Detroit Diesel Corporation ("Purchaser") and OMC Acquisition Corp. ("Merger Sub"), dated as of July 8, 1997 (the "Merger Agreement"), the Company has amended the terms of the Rights Agreement so that the execution, delivery and performance of the Merger Agreement will not (1) cause any "Rights" (as defined in the Rights Agreement) to become exercisable, (2) cause Purchaser, Merger Sub or any of their affiliates or associates to become an "Acquiring Person" (as defined in the Rights Agreement) or (3) give rise to a "Distribution Date" or "Triggering Event" (as each such term is defined in the Rights Agreement). A summary of the Rights as amended follows:

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                              Summary of Rights

    On April 24, 1996, the Board of Directors of Outboard Marine Corporation, a Delaware corporation (the "Company"), declared a dividend of one right (a "Right") for each outstanding share of Common Stock, $0.15 par value, of the Company (the "Common Stock"). The dividend was payable on June 23, 1996 (the "Record Date") to stockholders of record at the close of business on the Record Date. The Board of Directors of the Company also authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights and the expiration of the Rights. Except as set forth below and subject to adjustment as provided in the Rights Agreement (as defined below), each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock") of the Company, at an exercise price of $115.00 per Right (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement, dated April 24, 1996, as amended (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

    Upon payment of the dividend on June 23, 1996, the Rights attached to all Common Stock certificates representing shares outstanding, and no separate Rights Certificates (as defined below) were distributed. The Rights will separate from the Common Stock upon the earlier of (i) the close of business on the tenth day after the date of public disclosure that a person or group (an "Acquiring Person"), together with persons affiliated or associated with it, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (the "Stock Acquisition Date") and
(ii) the close of business on the tenth business day (as such date may be extended by the Board of Directors of the Company) after the first date of the commencement or disclosure of an intention to commence a tender offer or exchange offer by a person and certain related entities if, upon consummation of the offer, such person or group, together with persons affiliated or associated with it, could acquire beneficial ownership of 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable with and only with the Common Stock (except in connection with redemption of the Rights). Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer, replacement or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

    As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. From and after the Distribution Date, such separate Rights Certificates alone will evidence the Rights.

    The Rights will first become exercisable on the Distribution Date at or prior to the earliest of (i) the close of business on June 23, 2006 (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed by the Company as described below, (iii) the time at which the Rights are exchanged or (iv) immediately prior to the Effective Time of the Merger (the earliest of (i), (ii), (iii) and (iv) being referred to as the "Expiration Date").

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    The Purchase Price is subject to adjustment from time to time to prevent dilution upon the (i) declaration of a dividend on the Preferred Stock payable in shares of Preferred Stock, (ii) subdivision of the outstanding Preferred Stock, (iii) combination of the outstanding Preferred Stock into a smaller number of shares, (iv) issuance of any shares of the Company's capital stock in a reclassification of the Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), (v) grant to holders of the Preferred Stock of certain rights, options or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock or (vi) distribution to holders of the Preferred Stock of other evidences of indebtedness, cash (other than a regular quarterly cash dividend payable out of the earnings or retained earnings of the Company), subscription rights, warrants or assets (other than a dividend payable in Preferred Stock, but including any dividend payable in stock other than Preferred Stock).

    If any person shall become an Acquiring Person (except (i) pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interest of the Company and its shareholders and (ii) for certain persons who report their ownership on Schedule 13G under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or on Schedule 13D under the Exchange Act, provided that they do not state any intention to, or reserve the right to, control or influence the Company and such persons certify that they became an Acquiring person inadvertently and they agree that they will not acquire any additional shares of the Company's common stock) (such event is referred to herein as a "Section 11(a)(ii) Event"), then the Rights will "flip-in" and entitle each holder of a Right, except as provided below, to purchase, upon exercise at the then-current Purchase Price, that number of shares of Common Stock having a market value of two times such Purchase Price.

    Any Rights beneficially owned at any time on or after the earlier of the Distribution Date and the Stock Acquisition Date by an Acquiring Person or an affiliate or associate of an Acquiring Person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of a Section 11(a)(ii) Event, and any holder of such Rights will have no right to exercise such Rights.

    In the event that, following the Stock Acquisition Event, the Company is acquired in a merger or other business combination in which the Common Stock does not remain outstanding or is changed (other than a merger which follows an offer described in the second preceding paragraph) or 50% of the assets or earning power of the Company and its Subsidiaries (as defined in the Rights Agreement) (taken as a whole) is sold or otherwise transferred to any person (other than the Company or any Subsidiary of the Company) in one transaction or a series of related transactions, the Rights will "flip-over" (such event is referred to herein as a Section 13 Event) and entitle each holder of a Right to purchase, upon the exercise of the Right at the then-current Purchase Price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such Purchase Price.

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    Notwithstanding anything in the Rights Agreement to the contrary, none of
Purchaser, Merger Sub, any of their Affiliates or Associates or any of their permitted assignees or transferees shall be deemed an Acquiring Person and none of a Distribution Date, a Stock Acquisition Date, a Section 11(a)(ii) Event, or a Section 13 Event shall be deemed to occur or have occurred, in each such case, by reason of the approval, execution or delivery of the Merger Agreement, the announcement or completion of the Offer (as defined in the Merger Agreement) or the consummation of the other transactions contemplated by the Merger Agreement.

    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

    At any time prior to the earlier of (i) ten days following the Stock Acquisition Date and (ii) the Expiration Date, the Company (under certain circumstances, only with the support of the majority of the directors not affiliated with an Acquiring Person) may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment. The Company may, at its option, pay the redemption price in cash, shares of Common Stock (based on the current market price of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors of the Company. Immediately upon the action of the Company's Board of Directors electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights thereafter will be to receive the applicable redemption price.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends or distributions.

    At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement. Thereafter, the Rights Agreement may be amended only to cure ambiguities, to correct inconsistent provisions, to shorten or lengthen any time period thereunder (under certain circumstances, only with the concurrence of the majority of the directors unaffiliated with an Acquiring Person) or in ways that do not adversely affect the Rights holders. From and after the Distribution Date, the Rights Agreement may not be amended to lengthen (A) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (B) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person).

    The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Company's Board of Directors prior to the time a person or group has acquired beneficial ownership of 15% or more of the Common Stock, because until such time the Rights may be redeemed by the Company.

    The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is incorporated by reference as Exhibit 4.1 to this Registration Statement. Copies of the Rights Agreement will be available free of charge from the Company.

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Item 2. Exhibits

    The exhibits listed in the accompanying Exhibit Index are filed as part of this Form 8-A/A.


                                   SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                               OUTBOARD MARINE CORPORATION

                               By: /s/   D. JEFFREY BADDELEY
                                         -------------------
                               Name:     D. Jeffrey Baddeley
                               Title:    Vice President, Secretary
                                          and General Counsel

Dated:  July 10, 1997

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                                EXHIBIT INDEX

                         Outboard Marine Corporation

                                 Form 8-A/A
                             Dated July 10, 1997

Exhibit No.              Title
-----------              -----

   99.1 Amendment No. 1, dated as of July 8, 1997, to the Rights Agreement, dated as of April, 24 1996, between Outboard Marine Corporation and First Chicago Trust Company of New York, as Rights Agent.


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                                                             Exhibit 99.1

                          OUTBOARD MARINE CORPORATION
                              100 Sea Horse Drive
                           Waukegan, Illinois  60085

                                 July 8, 1997

First Chicago Trust Company of New York
525 Washington Boulevard, Suite 4660
Jersey City, New Jersey 07310

Attn:  President

                   Re:  Amendment No. 1 to Rights Agreement

Ladies and Gentlemen:

    Pursuant to Section 27 of the Rights Agreement, dated as of April 24, 1996, by and between Outboard Marine Corporation (the "Company") and First Chicago Trust Company of New York (the "Rights Agreement"), the Company, by resolution adopted by its Board of Directors, hereby amends the Rights Agreement as follows (with additions shown in bold type and deleted material with a line drawn through):

    1. Section 1(g) of the Rights Agreement is hereby amended by adding the following new subsection immediately thereafter:

    "(gg) "Merger Agreement" means the Agreement and Plan of Merger, dated as of July 8, 1997, by and among Detroit Diesel Corporation, a Delaware corporation (the "Purchaser"), OMC Acquisition Corp., a Delaware corporation (the "Merger Sub") and the Company."

    2. Section 1 of the Rights Agreement is hereby amended by adding the following new paragraph at the end of that Section:

    "Notwithstanding anything in this Agreement to the contrary, none of Purchaser, Merger Sub, any of their Affiliates or Associates or any of their permitted assignees or transferees shall be deemed an Acquiring Person and none of a Distribution Date, a Stock Acquisition Date, a Section 11(a)(ii) Event, or a Section 13 Event shall be deemed to occur or to have occurred, in each such case, by reason of the approval, execution or delivery of the Merger Agreement, the announcement or completion of the Offer (as defined in the Merger Agreement), the consummation of the Merger (as defined in the Merger Agreement) or the consummation of the other transactions contemplated by the Merger Agreement."

    3. Section 7(a) of the Rights Agreement is hereby amended by in the following manner:

    "at or prior to the earliest of (i) the close of business on June 23, 2006 (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof, or (iii) the time at which such rights are exchanged pursuant to Section 24 hereof, or (iv) immediately prior to the Effective Time of the Merger (each as defined in the Merger Agreement) (the earliest of (i), (ii), and (iii), and (iv) being herein referred to as the "Expiration Date")."

    4. The Rights Agreement shall not otherwise be supplemented or amended by virtue of this Amendment, but shall remain in full force and effect.

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    5.  Capitalized terms used without other definition in this Amendment No.
1 to the Rights Agreement shall be used as defined in the Rights Agreement.

    6. This Amendment No. 1 to Rights Agreement shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts to be made and performed entirely within the State of Delaware.

    7. This Amendment No. 1 to Rights Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

    8. This Amendment No. 1 to Rights Agreement shall be effective as of, and immediately prior to, the execution and delivery of the Merger Agreement, and all references to the Rights Agreement shall, from and after such time, be deemed to be references to the Rights Agreement as amended hereby.

    9. Exhibit B to the Rights Agreement shall be amended in a manner consistent with this Amendment No. 1 to Rights Agreement.


                              Very truly yours,

                              OUTBOARD MARINE CORPORATION

                              By: /s/   HARRY W. BOWMAN
                                        ---------------
                              Name:     Harry W. Bowman
                              Title:    Chairman of the Board,
                                        President and Chief Executive
                                        Officer


Accepted and agreed to as of the
effective time specified above:

FIRST CHICAGO TRUST COMPANY OF NEW YORK


By:  /s/ JOSEPH F. SPADAFORD
         -------------------
Name:    Joseph F. Spadaford
Title:   President

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